                                                                                                                         Exhibit 12

                                                              ALLIED WASTE INDUSTRIES, INC.
                                            RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                                            (in thousands, except for ratios)

                                                2000               1999               1998              1997              1996
                                            --------------    ----------------    -------------    ---------------    --------------
Fixed Charges:
  Interest expensed........................ $     882,282     $     443,044       $     88,431     $    108,045       $      21,347
  Interest capitalized.....................        45,352            25,474             67,499           37,568              13,451
                                            --------------    ----------------    -------------    ---------------    --------------
    Total interest.........................       927,634           468,518            155,930          145,613              34,798
  Interest component of rent expense.......        10,249             8,886              4,576            4,014               3,061
  Interest expense of unconsolidated
    subsidiaries...........................        33,024            16,779                 --               --                  --
  Dividend expense.........................        68,452            27,789                 --               --                  --
                                            --------------    ----------------    -------------    ---------------    --------------
    Total fixed charges.................... $   1,039,359     $     521,972       $    160,506     $    149,627       $      37,859
                                            ==============    ================    =============    ===============    ==============

Earnings:
  Income (loss) from continuing
    operations before income taxes......... $     381,168     $    (227,255)      $    (54,478)    $    117,524       $     (52,068)
  Plus fixed charges.......................     1,039,359           521,972            160,506          149,627              37,859
  Less interest capitalized................       (45,352)          (25,474)           (67,499)         (37,568)            (13,451)
  Less dividend expense....................       (68,452)          (27,789)                --               --                  --
                                            --------------    ----------------    -------------    ---------------    --------------
    Total earnings (loss).................. $   1,306,723     $     241,454       $     38,529     $    229,583       $     (27,660)
                                            ==============    ================    =============    ===============    ==============
Ratio of earnings to fixed charges and
  preferred stock dividends................         1.26x                 *                 --               --                  --
                                            ==============    ================    =============    ===============    ==============
Ratio of earnings to fixed charges ........         1.35x                **                 **             1.5x                  **
                                            ==============    ================    =============    ===============    ==============

* Earnings were insufficient to cover fixed charges and preferred stock dividends by $280,518 in 1999.
** Earnings were insufficient to cover fixed charges by $252,729 in 1999, $121,977 in 1998, and $65,519 in 1996.
